



OUR GREATEST WEAKNESS LIES IN
GIVING UP.
THE MOST CERTAIN WAY TO
SUCCEED
IS ALWAYS TO TRY JUST ONE MORE TIME.

# Luis Vale · 3rd



Quaesītus Corp

Founder & CEO at Quaesitus Corp.

Dallas-Fort Worth Metroplex · 500+ connections · Contact info

## Experience



### Founder & CEO

Quaesītus Corp · Full-time
Jul 2019 – Present · 1 yr 3 mos
Orlando, Florida, United States

A.I powered platform to recruit, develop and manage the Digital Workforce.
Quaesitus is a SaaS platform that provides all the tools an organization needs to find, hire, develop and retain talent. It uses the latest technologies, including AI and Quantitative Data Analytics with a clear UI. The platform is designed to work as a digital (virtual) companion to each employee for the duration of their career. It also provides AI-based performance improvement recommendations to both the organization and each individual user, and helps analyze data for more efficiency within HR.



### Co-Founder / CEO

DigitAll360 · Full-time
Jan 2020 – Present · 9 mos
Orlando, Florida, United States

Digital transformation means leveraging your potential and resources by tapping into the best technology has to offer. With the right transformation partner by your side, it can be a walk in the park.
Throughout our lives and careers we have made it our mission to bring back meanin ...see mor



### Partner, Lead Platform Developer, Advisor
LAV-GROUP LLC
2017 – Jul 2019 · 2 yrs
Dallas/Fort Worth Area

Specialized in assessing talent and organizational development and transformation needs and designing and implementing high impact solutions to deliver to those needs.
Over 30 years of experience in leveraging learning technologies and software systems to support corporate (learning) strategies and foster engagement, performance and o| ...see mor



### Vice President of Sourcing & Infrastructure
Pipeline Plastics, LLC
2018 – 2019 · 1 yr
Westlake, Texas

Pipeline Plastics is a leading manufacturer of high performance polyethylene pipe for drinking water, irrigation, mining, gas distribution, industrial, sewer, and oil and gas applications. With fusion joining our products are designed to last generations, leak-free, to help protect our environment and protect the quality of drinking water distributed to your home, busi ...see mor



### Plant General Manager
Dura-Line
2017 – 2018 · 1 yr
Dallas/Fort Worth Area

Dura-Line is a leading international manufacturer and distributor of communication and energy infrastructure products and systems including conduit, cable-in-conduit, pipe, and accessories. At Dura-Line, we provide the "mission critical" elements of networks and infrastructure. We take that responsibility very seriously. Our experienced sales tear ...see mor

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## Education



### Inter American University of Puerto Rico-Aguadilla
Bachelor's Degree, Electronics Technology
1984 – 1990
Activities and Societies: Member of Phi Delta Gamma Fraternity and US Army ROTC (Army Reserve Officers Training Corps)

## Skills & Endorsements

**Operations Management** · 12

 Endorsed by **2 of Luis' colleagues at Pipeline Plastics, LLC**

## Change Management · 6

Endorsed by **Feigl Angela, who is highly skilled at this**

Endorsed by **2 of Luis' colleagues at STRUCTURAL TECHNOLOGIES**

## Operational Efficiency · 6

Endorsed by **2 of Luis' colleagues at STRUCTURAL TECHNOLOGIES**

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